SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

OPGEN, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

68373L109

(CUSIP Number)

William Taranto, President

Merck Global Health Innovation Fund, LLC

One Merck Drive 2W116

Whitehouse Station, NJ 08889

908-423-6551

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 68373L109	Page 2 of 14

1.	Names of reporting persons. Merck Global Health Innovation Fund, LLC.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,479,022
	8.	Shared voting power 0
	9.	Sole dispositive power 1,479,022
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,479,022**
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.80*%
14.	Type of reporting person (see instructions) OO

*	Based upon an aggregate of 12,537,466 Issuer shares outstanding, consisting of (i) 10,719,284 Issuer shares outstanding as reported by Issuer; (ii) 1,136,364 shares issued for purchase pursuant to Purchase Agreement; and (iii) 681,818 shares issued in aggregate in connection with Merger Agreement. See Item 6.
**	Includes (i) 1,136,364 shares issued to Purchaser pursuant to the Purchase Agreement; and (ii) 342,658 shares issued to Purchaser pursuant to the Merger Agreement (including 68,532 shares subject to holdback by Issuer, pursuant to the Merger Agreement terms). See Item 6.

13D

CUSIP No. 68373L109	Page 3 of 14

1.	Names of reporting persons. Merck Sharp & Dohme Corp.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization New Jersey
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,479,022
	8.	Shared voting power 0
	9.	Sole dispositive power 1,479,022
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,479,022**
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.80*%
14.	Type of reporting person (see instructions) CO

*	Based upon an aggregate of 12,537,466 Issuer shares outstanding, consisting of (i) 10,719,284 Issuer shares outstanding as reported by Issuer; (ii) 1,136,364 shares issued for purchase pursuant to Purchase Agreement; and (iii) 681,818 shares issued in aggregate in connection with Merger Agreement. See Item 6.
**	Includes (i) 1,136,364 shares issued to Purchaser pursuant to the Purchase Agreement; and (ii) 342,658 shares issued to Purchaser pursuant to the Merger Agreement (including 68,532 shares subject to holdback by Issuer, pursuant to the Merger Agreement terms). See Item 6.

13D

CUSIP No. 68373L109	Page 4 of 14

1.	Names of reporting persons. Merck & Co., Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization New Jersey
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,479,022
	8.	Shared voting power 0
	9.	Sole dispositive power 1,479,022
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,479,022**
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.80*%
14.	Type of reporting person (see instructions) CO

*	Based upon an aggregate of 12,537,466 Issuer shares outstanding, consisting of (i) 10,719,284 Issuer shares outstanding as reported by Issuer; (ii) 1,136,364 shares issued for purchase pursuant to Purchase Agreement; and (iii) 681,818 shares issued in aggregate in connection with Merger Agreement. See Item 6.
**	Includes (i) 1,136,364 shares issued to Purchaser pursuant to the Purchase Agreement; and (ii) 342,658 shares issued to Purchaser pursuant to the Merger Agreement (including 68,532 shares subject to holdback by Issuer, pursuant to the Merger Agreement terms). See Item 6.

13D

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of OpGen, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 708 Quince Orchard Road, Suite 160, Gaithersburg, MD 20878.

Item 2. Identity and Background.

This Schedule 13D is being filed by Merck Global Health Innovation Fund, LLC (the “Purchaser”), Merck Sharp & Dohme Corp. (“MSD”) and Merck & Co., Inc. (“Merck” and, together with the Purchaser and MSD, the “Reporting Persons”).

Attached as Schedule A hereto is certain information concerning the executive officers and directors of the Purchaser, MSD and Merck.

Merck is a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies, and animal health products, which it markets directly and through its joint ventures. MSD is a wholly owned subsidiary of Merck, and is also a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies and animal health products, which it markets directly and through its joint ventures. The Purchaser is a wholly owned subsidiary of MSD and is principally engaged in the business of investing in healthcare companies outside of its parent’s core operations.

The Purchaser is a Delaware limited liability company. MSD is a New Jersey corporation. Merck is a New Jersey corporation.

The address of the principal executive offices of the Purchaser is One Merck Drive, 2W116, Whitehouse Station, NJ 08889. The address of the principal offices of MSD is One Merck Drive, 2W116, Whitehouse Station, NJ 08889. The address of the principal offices of Merck is 2000 Galloping Hill Road, Kenilworth NJ 07033.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of the purchase price for the purchase was capital contributions from MSD. No borrowed funds were used in the purchase.

Item 4.	Purpose of Transaction.

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of the securities of the Issuer acquired under the Common Stock and Note Purchase Agreement described in Item 6 were acquired for investment purposes. The Reporting Persons intend to review on a continuing basis the investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Dr. David Rubin, an employee of MSD, has been elected to the board of directors of the Issuer. Except as otherwise described in this Schedule 13D, or pursuant to the transactions contemplated by the Purchase Agreement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, currently has any plans or proposals that would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

13D

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own 1,479,022 shares of common stock. The common stock voting rights represent 11.80% of the total number of shares of common stock treated as outstanding for purposes of such vote. The ownership percentages set forth in this Schedule 13D, according to information provided by the Issuer. As a result of their direct and indirect ownership of the Purchaser, each of MSD and Merck may be deemed to have the power to vote and dispose of common stock held in the name of the Purchaser.

(b) Each of the Reporting Persons has the power to vote or direct the vote of the 1,479,022 votes that may be cast in actions taken by common stockholders as a result of the shares of Common Stock held in the name of the Purchaser and each of the Reporting Persons has the power to dispose or direct the disposition of any shares of common stock.

(c) To the best knowledge of the Reporting Persons, none of the Reporting Persons nor the individuals named in Schedule A to this Schedule 13D has effected a transaction in shares of the Issuer during the past 60 days (other than the transactions contemplated by the Purchase Agreement described below).

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e) Not applicable.

13D

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by reference to the Common Stock and Note Purchase Agreement, the Note, the Registration Rights Agreement and the Director Indemnification Agreement which are incorporated by reference as indicated on Exhibits 1, 2, 4 and 5 hereto, respectively, and incorporated herein by reference.

MERGER AGREEMENT

On July 14, 2015, immediately prior to the purchase of Issuer Common Stock by Purchaser, Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AdvanDx, Inc., a Delaware corporation (“AdvanDx”), Velox Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Issuer (the “Merger Sub”), and the Stockholder Parties and the Representatives signatory to the Merger Agreement. On July 14, 2015, the Issuer completed the strategic acquisition of AdvanDx. Pursuant to the Merger Agreement, the Merger Sub merged with and into AdvanDx, with AdvanDx surviving as a wholly owned subsidiary of the Issuer (the “Merger”) in accordance with the General Corporation Law of the State of Delaware. The consideration for the acquisition of AdvanDx by Issuer consisted of an aggregate of 681,818 shares of Issuer common stock (the “Merger Consideration”). Purchaser owned shares in AdvanDx and as a result of the consummation of the merger contemplated by the Merger Agreement, Purchaser received 342,658 shares, of which 68,532 shares were subject to a holdback (the “Holdback Shares”) as security for certain indemnification obligations of Purchaser under the Merger Agreement. The Holdback Shares are held in an escrow account for a period of up to 12 months from the closing of the Merger (the “Closing”) for half of the Holdback Shares and up to 18 months from the Closing for the remaining Holdback Shares, during which the Issuer may be entitled, under certain circumstances, to offset any indemnifiable claims against the Holdback Shares.

The foregoing is subject to and qualified by the terms and conditions contained in the Merger Agreement, a copy of which is incorporated by reference to this Schedule 13D as Exhibit 2.

PURCHASE AGREEMENT

On July 14, 2015, the Issuer and the Purchaser entered into a Common Stock and Note Purchase Agreement (the “Purchase Agreement”). Under the Purchase Agreement, the Issuer sold to the Purchaser 1,136,364 shares of the Issuer’s Common Stock (the “Common Stock”) for a purchase price of $5,000,001.60. Pursuant to the Purchase Agreement, the Issuer also issued to Purchaser a Senior Secured Promissory Note (the “Note”) in the principal amount of $1,000,000.00 with a two-year maturity date from the date of issuance. The Issuer’s obligations under the Note are secured by a lien on all of the Issuer’s assets pursuant to the terms of a Security Agreement, dated as of July 14, 2015, by and among the Issuer and AdvanDx, as debtors, and Purchaser as the secured party.

In connection with Purchaser’s acquisition of common stock pursuant to the Purchase Agreement, Issuer provided Purchaser with the right of first offer as to Purchaser’s pro rata share of Issuer new securities issuances (subject to certain exemptions) that shall terminate in the event (i) that Purchaser no longer holds at least five percent (5%) of the outstanding common stock of the Issuer, or (ii) of a change of control of Issuer. In addition, Purchaser has the right, to designate a director to serve on Issuer’s board of directors. Purchaser designated David Rubin as its designee and at the closing of the transaction the Issuer’s board was expanded to seven directors and Mr. Rubin was added as a director of Issuer. For as long as Purchaser holds at least 5% of the outstanding common stock of the Issuer, the Board of Directors shall nominate such Purchaser designee, (subject to the consent of the Issuer which consent shall not be unreasonably withheld) or any replacement, if applicable for election by the stockholders at each annual meeting or special meeting of the stockholders at which directors are elected.

The foregoing is subject to and qualified by the terms and conditions contained in the Purchase Agreement and the Note, copies of which are incorporated by reference to this Schedule 13D as Exhibit 1 and Exhibit 2, respectively.

PURCHASER RIGHTS

In connection with the Purchase Agreement, the Issuer entered into a Registration Rights Agreement with the Purchaser on July 14, 2015 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Purchaser was granted certain demand registration rights and piggyback registration rights to participate in subsequent registered offerings of the Issuer’s common stock.

The foregoing is subject to and qualified by the terms and conditions contained in the Registration Rights Agreement, a copy of which is incorporated by reference to this Schedule 13D as Exhibit 4.

DIRECTOR INDEMNIFICATION AGREEMENT

In connection with the financing contemplated by the Purchase Agreement, the Issuer entered into an Indemnification Agreement dated July 14, 2015 with new director David Rubin, an employee of the MSD. The foregoing is subject to and qualified by the terms and conditions contained in the Director Indemnification Agreement, a copy of which is incorporated by reference to this Schedule 13D as Exhibit 5.

Item 7.	Material to be Filed as Exhibits.

1.	Common Stock and Note Purchase Agreement dated July 14, 2015 between OpGen, Inc. and Merck Global Health Innovation Fund, LLC (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by OpGen, Inc. with the Securities and Exchange Commission on July 16, 2015).

2.	Senior Secured Promissory Note, dated as of July 14, 2015, by and between OpGen, Inc. and Merck Global Health Innovation Fund, LLC (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by OpGen, Inc. with the Securities and Exchange Commission on July 16, 2015).

3.	Merger Agreement dated July 14, 2015 between OpGen, Inc., AdvanDx Inc. and the Stockholder Parties (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by OpGen, Inc. with the Securities and Exchange Commission on July 16, 2015).

4.	Registration Rights Agreement dated July 14, 2015 between OpGen, Inc. and Merck Global Health Innovation Fund, LLC (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed by OpGen, Inc. with the Securities and Exchange Commission on July 16, 2015).

5.	Director Indemnification Agreement dated July 14, 2015 between OpGen, Inc. and David Rubin (filed herewith).

6.	Joint Filing Agreement, dated as of July 23, 2015 (filed herewith).

7.	Powers of Attorney, dated as of July 23, 2015 (filed herewith).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 23rd day of July, 2015.

MERCK GLOBAL HEALTH INNOVATION FUND, LLC

By:	/s/ William J. Taranto
Name:	William J. Taranto
Title:	President

MERCK SHARP & DOHME CORP.

By:	/s/ Katie E. Fedosz
Name:	Katie E. Fedosz
Title:	Assistant Secretary

MERCK & CO., INC.

By:	/s/ Katie E. Fedosz
Name:	Katie E. Fedosz
Title:	Senior Assistant Secretary

SCHEDULE A

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of each of the Reporting Persons is set forth below.

MERCK GLOBAL HEALTH INNOVATION FUND, LLC

EXECUTIVE OFFICERS AND DIRECTORS

Name	Principal Occupation	Business Address	Citizenship
Arthur Ceconi, Jr.	Vice President, Tax	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Donna Daidone-Yahara	Assistant Vice President, Finance	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Robert Davis	Manager / Vice President	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Katie Fedosz	Assistant Secretary	2000 Galloping Hill Road Kenilworth NJ, 07033	USA
Jon Filderman	Secretary	2000 Galloping Hill Road Kenilworth NJ, 07033	USA
Jay Galeota	Manager / Vice President	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Clark Golestani	Manager	3070 Route 22 West Branchburg, NJ 08876-3598	USA
Michael J. Holston	Manager	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Juanita Lee	Assistant Treasurer	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Mark E. McDonough	Vice President and Treasurer	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Kathleen McGrath Nicastro	Assistant Secretary	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Joseph Miletich	Manager	126 E. Lincoln Avenue Rahway, NJ 07065	USA
Joseph Promo	Assistant Treasurer	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Michael Rosenblatt	Manager	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Mark Simon	Assistant Treasurer	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
William J. Taranto	Manager / President	One Merck Drive, Whitehouse Station, NJ 08889	USA

MERCK SHARP & DOHME CORP.

EXECUTIVE OFFICERS AND DIRECTORS

Name	Principal Occupation	Business Address	Citizenship
Arthur Ceconi, Jr.	Assistant Secretary / Tax	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Katie Fedosz	Assistant Secretary	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Jon Filderman	Director / Assistant Secretary	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Rita Karachun	Director / President	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Juanita Lee	Assistant Treasurer	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Mark E. McDonough	Director / Vice President and Treasurer	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Robert McGovern	Vice President, Tax	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Kathleen McGrath Nicastro	Assistant Secretary	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Joseph Promo	Assistant Treasurer	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Geralyn Ritter	Secretary	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Mark Simon	Assistant Treasurer	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Cheryl Vesselli	Assistant Secretary	2000 Galloping Hill Road Kenilworth, NJ 07033	USA

MERCK & CO., INC.

EXECUTIVE OFFICERS

Name	Principal Occupation	Business Address	Citizenship
Kenneth C. Frazier	Chairman, President and Chief Executive Officer / Director, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Adele D. Ambrose	Senior Vice President and Chief Communications Officer, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Robert Davis	Executive Vice President & Chief Financial Officer, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Willie A. Deese	Executive Vice President and President, Merck Manufacturing Division (“MMD”), Merck & Co., Inc.	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Richard R. DeLuca, Jr.	Executive Vice President and President, Merck Animal Health	Giralda Farms 2 Madison, NJ 07940	USA
Katie Fedosz	Senior Assistant Secretary, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Julie Gerberding	Executive Vice President for Strategic Communications, Global Public Policy and Population Health, Merck & Co., Inc.	770 Sumneytown Pike, West Point, PA 19486	USA
Clark Golestani	Executive Vice President and Chief Information Officer, Merck & Co., Inc.	3070 Route 22 West Branchburg, NJ 08876-3598	USA
Mirian M. Graddick-Weir	Executive Vice President, Human Resources, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Michael J. Holston	Executive Vice President and General Counsel, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Rita Karachun	Senior Vice President Finance – Global Controller, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Juanita Lee	Assistant Treasurer, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Mark McDonough	Senior Vice President and Treasurer, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Roger Perlmutter	Executive Vice President and President, Merck Research Laboratories	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Joseph Promo	Assistant Treasurer, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Geralyn Ritter	Senior Vice President, Corporate Secretary and Assistant General Counsel, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033

Michael Rosenblatt, M.D.	Executive Vice President and Chief Medical Officer, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA
Adam H. Schechter	Executive Vice President and President, Global Human Health, Merck & Co., Inc.	600 Corporate Drive, Lebanon, NJ 08833	USA
Mark Simon	Assistant Treasurer, Merck & Co., Inc.	2000 Galloping Hill Road Kenilworth, NJ 07033	USA

MERCK & CO., INC.

DIRECTORS

Leslie A. Brun	Chairman and Chief Executive Officer, Sarr Group, LLC	435 Devon Park Drive, 700 Building, Wayne, PA 19087	USA
Thomas R. Cech	Investigator, Howard Hughes Medical Institute and Faculty, University of Colorado.	University of Colorado, University Chemistry Building 215, Boulder, CO 80309-0215	USA
Thomas H. Glocer	Retired Chief Executive Officer, Thomson Reuters Corporation	19 West 44th Street, 18th Floor, New York, NY 10036	USA
William B. Harrison, Jr.	Retired Chairman of the Board, JPMorgan Chase & Co.	277 Park Avenue, 35th Floor, New York, NY 10172-0003	USA
C. Robert Kidder	Former Chairman and Chief Executive Officer, 3Stone Advisors LLC	191 West Nationwide Boulevard, Suite 600, Columbus, OH 43215	USA
Rochelle B. Lazarus	Chairman Emeritus, Ogilvy & Mather	636 11th Avenue, New York, NY 10036-2010	USA
Carlos E. Represas	Retired Chairman, Grupo Nestle Mexico	Av. Ejercito Nacional No. 453, Colonia Granada, 11520 Mexico, D.F., Mexico	Mexico & Spain
Patricia F. Russo	Retired Chief Executive Officer and Director, Alcatel-Lucent	600 Mountain Avenue, Murray Hill, NJ 07974	USA
Craig B. Thompson	President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center	Memorial Sloan-Kettering Cancer Center, r1275 York Avenue, Room M110 New York, NY 10065	USA
Wendell P. Weeks	President, Chairman and Chief Executive Officer, Corning Incorporated	1 Riverfront Plaza, Corning, NY 14831-0001	USA
Peter C. Wendell	Managing Director, Sierra Ventures	1400 Fashion Island Blvd. Suite 1010 San Mateo, CA 94404	USA

EXHIBIT INDEX

Item 7.	Material to be Filed as Exhibits.

1.	Common Stock and Note Purchase Agreement dated July 14, 2015 between OpGen, Inc. and Merck Global Health Innovation Fund, LLC (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by OpGen, Inc. with the Securities and Exchange Commission on July 16, 2015).

2.	Senior Secured Promissory Note, dated as of July 14, 2015, by and between OpGen, Inc. and Merck Global Health Innovation Fund, LLC (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by OpGen, Inc. with the Securities and Exchange Commission on July 16, 2015).

3.	Merger Agreement dated July 14, 2015 between OpGen, Inc., AdvanDx Inc. and the Stockholder Parties (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by OpGen, Inc. with the Securities and Exchange Commission on July 16, 2015).

4.	Registration Rights Agreement dated July 14, 2015 between OpGen, Inc. and Merck Global Health Innovation Fund, LLC (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed by OpGen, Inc. with the Securities and Exchange Commission on July 16, 2015).

5.	Director Indemnification Agreement dated July 14, 2015 between OpGen, Inc. and David Rubin (filed herewith).

6.	Joint Filing Agreement, dated as of July 23, 2015 (filed herewith).

7.	Powers of Attorney, dated as of July 23, 2015 (filed herewith).